Exhibit 99.2

Baijiayun to Acquire Beijing Hydrogen, an AI-enabled Marketing Service Provider in China

BEIJING, March 30, 2023 -- Baijiayun Group Ltd (“Baijiayun” or the “Company”) (Nasdaq: RTC), a video-centric technology solution provider with core expertise in SaaS/PaaS solutions, today announced that on March 30, 2023, it entered into an equity acquisition agreement (the “Agreement”) with Wei Qu, Beijing Hydrogen Information Consulting Center L.P., and three other minority investors in Beijing Hydrogen Data Information Technology Co., Ltd. (“Beijing Hydrogen” or the “Target Company”) to acquire 100% equity ownership of the Target Company for a total consideration of RMB107.7 million, i.e., approximately US$15.7 million, payable in cash and restricted shares of Baijiayun (the “Transaction”). The closing of the Transaction is expected to take place by the end of March 2023 (the “Closing Date”), subject to the satisfaction of closing conditions set forth in the Agreement. The completion of the Transaction helps to amplify Baijiayun’s current product matrix to enterprise clients and bolster the Company’s abilities to create AI-generated content to be embedded with its video/audio solutions.

Background and Terms of Transaction

●	Beijing Hydrogen is an equity limited company incorporated under the laws of PRC with Mr. Wei Qu being the founder, general manager, and legal representative. Founded in 2014 and backed by venture capital, Beijing Hydrogen is a leading big-data based service and brand management service provider in China, specializing in providing innovative and reliable data analysis tools and market data reports for enterprise clients in areas of media and opinion management as part of overall sales and marketing functions.

●	Beijing Hydrogen’s AI-enabled data collection and analysis tools are specifically effective in assisting enterprise clients in brand management and creating responsive marketing solutions. For example, a leading full-service travel platform in China has used Beijing Hydrogen’s dynamic solution sets in successfully managing its online corporate brand image and in enhancing agile business decision making. Such specialization complements Baijiayun’s current Social Customer Relationship Management (SCRM) solutions well and will provide cross-selling opportunities and broaden product offerings to a wide range of target enterprise clients.

●	The total consideration of the Transaction will be paid in three installments in cash and restricted shares of Baijiayun as follows:

o	First installment of RMB1,622,875, i.e., approximately US$236,000, is to be paid in cash on the Closing Date, subject to the satisfaction of the closing conditions set forth in the Agreement.

o	Second installment of RMB1,622,875, i.e., approximately US$236,000, is to be paid in cash after the completion of the AIC change registration[i] as set forth in the Agreement.

o	Third installment of RMB104,500,000, i.e., approximately US$15,194,000, is to be paid in restricted shares of the Company after the satisfaction of the closing conditions on the Closing Date as set forth in the Agreement. The price per share of the restricted shares of the Company shall be calculated based on the volume weighted average price (VWAP) of the 15 consecutive trading daysii prior to the execution date of the Agreement.

[i]	AIC change registration refers to the registration or filing with competent authority of industry and commerce in the PRC required for change in registered capital, shareholders, directorship, and shareholding structure by the Target Company to complete the contemplated transaction.

ii	The price per share of the restricted shares of the Company shall be calculated by multiplying the closing price for the 15 consecutive trading days by the transaction volume of the day corresponding to the closing price, and then divided by the transaction volume of the 15 consecutive trading days, of which, the transaction volume shall be as disclosed on the official website of Nasdaq.

●	After the expiration of the six-month lock-up period, 70% of the restricted shares shall be automatically converted into unrestricted shares. The remaining 30% of the restricted shares shall be converted into unrestricted shares in accordance with the performance undertakings and other requirements under the Agreement.

●	Mr. Wei Qu will continue to serve as the legal representative and general manager of Beijing Hydrogen, and will be responsible for its operating performance. Mr. Qu and the other members of the management team of Beijing Hydrogen have entered into relevant employment and non-compete agreements.

The foregoing description of the Agreement and the Transaction does not purport to be complete and is qualified in its entirety to the full text of the Agreement, which is filed as Exhibit 99.1 to a current report on Form 6-K filed by the Company with the Securities and Exchange Commission on March 30, 2023.

All subject securities as contemplated by the Agreement were sold pursuant to an exemption from the registration requirements under the Securities Act of 1933, as amended. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

“We are pleased with the acquisition of Beijing Hydrogen as we execute our strategic growth plan of seizing greater market share in the fast-growing video cloud market and of enriching our offerings and solutions sets with AI-generated content and video,” commented Mr. Gangjiang Li, chairman of the board and chief executive officer of the Company. “We welcome Mr. Qu and his innovative management team to the Baijiayun family and look forward to bringing cutting-edge solutions to enterprise clients, especially in the area of public media and opinion management. We stand united in solidifying Baijiayun’s leadership as an integrated video-centric technology solutions provider and building AI-powered next-generation video applications across multiple verticals.”

“Baijiayun is well-known in the Chinese audio/video cloud market as a leading total solutions provider with industry-leading proprietary Real-Time Communications (RTC) video capabilities. Specifically, its cloud-based network architecture provides one of the highest compatibility, availability, and scalability of video-centric solutions in China. We are very excited in becoming part of Baijiayun as we believe our AI-enabled data analysis tools and solutions complement well with Baijiayun’s current offerings and our deep enterprise client relationships across key industries serve the combined companies well in our strategic growth initiatives,” added Mr. Wei Qu, founder and general manager of Beijing Hydrogen.

About Baijiayun Group Ltd

Baijiayun is a video-centric technology solution provider with core expertise in SaaS/PaaS solutions. Baijiayun is committed to delivering reliable, high-quality video experiences across devices and localities and has grown rapidly since the inception in 2017. Premised on its industry-leading video-centric technologies, Baijiayun offers a wealth of video-centric technology solutions including Video SaaS/PaaS, Video Cloud and Software, and Video AI and System Solutions. Baijiayun is catered to the evolving communications and collaboration needs of enterprises of all sizes and industries, which makes Baijiayun a one-stop video-centric technology solution provider.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the parties’ perspectives and expectations, are forward-looking statements. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties, and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. The forward-looking information provided herein represents the Company’s estimates as of the date of this press release, and subsequent events and developments may cause the Company’s estimates to change.

The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this press release.

A further list and description of risks and uncertainties can be found in the documents that the Company has filed or furnished or may file or furnish with the U.S. Securities and Exchange Commission, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Investor / Media Contact:

Crocker Coulson

CEO, AUM Media, Inc.

(646) 652 7185

crocker.coulson@aummedia.org

Company Contact:

Yong Fang

CFO, Baijiayun Group Ltd

(267) 939 5080

fangyong@baijiayun.com

Source: Baijiayun Group Ltd

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